EXHIBIT 11

COMPUTATION OF EARNINGS PER COMMON SHARE

The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 18 of the Notes to Consolidated Financial Statements for the Six Months Ended June 30, 2005 and 2004 (unaudited) and the Year Ended December 31, 2004 (unaudited), contained in the Quarterly Report on Form 10-Q of the registrant for the quarter ended June 30, 2005.